UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, Par Value $ .01
(Title of Class of Securities)

042698308
(CUSIP Number)

Chambers Medical Foundation
Edwin K. Hunter, Trustee
1807 Lake St.
Lake Charles, LA 70601
(337) 436-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of this information contained inthis form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 042698308	SCHEDULE 13D	PAGES 2 OF 5

1.	Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).
Chambers Medical Foundation; 72-6134893

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
State of Louisiana; USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 288,484 8. Shared Voting Power 9. Sole Dispositive Power 288,484 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11)
10.8%

14.	Type of Reporting Person (See Instructions)
OO

*See Instructions before filling out.

CUSIP No. 042698308	SCHEDULE 13D	PAGES 3 OF 5

Item 1. Security and Issuer

This statement relates to the $.01 Par Value Common Stock (“Common Stock”) of Arrhythmia Research Technology, Inc. (“ART”), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420.

Item 2. Identity and Background

(a)
Chambers Medical Foundation is a private foundation organized in the form of a charitable trust under the laws of the State of Louisiana. Chambers Medical Foundation received its IRS determination letter recognizing it as an exempt organization under Section 501(c)(3) of the Internal Revenue Code on October 30, 1990.

(b)	Chambers Medical Foundation’s principal office is located at 1807 Lake Street, Lake Charles, Louisiana 70601.

(c)	Chambers Medical Foundation’s principal business is providing grants for medical research.

(d)
Chambers Medical Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years and was not and is not, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Chambers Medical Foundation is administered by Edwin K. Hunter, Trustee.

(i)	Edwin K. Hunter’s address is 903 Baker Road, Westlake, Louisiana 70669.
(ii)	Edwin K. Hunter’s principal occupation is his law practice.
(iii)	Edwin K. Hunter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(iv)
Edwin K. Hunter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years and was not and is not, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(v)	Edwin K. Hunter is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Chambers Medical Foundation acquired the Common Stock of ART as a result of the death of Dr. Russell C. Chambers. The Common Stock of ART for which this reporting is made was held in CSFB IRA #215-142860 for the benefit of Dr. Russell C. Chambers. Chambers Medical Foundation was the designated beneficiary of the IRA.

CUSIP No. 042698308	SCHEDULE 13D	PAGES 4 OF 5

Item 4. Purpose of Transaction.

Chambers Medical Foundation acquired the Common Stock of ART as beneficiary of Dr. Chambers’ IRA. Chambers Medical Foundation holds the stock for investment purposes. Chambers Medical Foundation has no present plan or proposal with respect to any action that would relate to or result in:

(i) The acquisition by any person of additional securities of ART, or the disposition of securities of ART; (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ART or its subsidiaries; (iii) a sale or transfer of a material amount of assets of ART or its subsidiary; (iv) any change in the present board of directors of ART or management of ART; (v) any material change in the present capitalization or dividend policy of ART; (vi) any material change in ART’s business or corporate structure; (vii) any change in ART’s certificate of incorporation or bylaws, or other action which may impede the acquisition of control of ART by any person; (viii) causing a class of securities of ART to be delisted from a national securities exchange; (ix) a class of equity securities of ART becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing. Chambers Medical Foundation reserves the right to formulate specific plans or proposals with respect to, or to change his intentions regarding, any or all of the foregoing.

Item 5. Interest in Securities of the Issuer

The aggregate number of shares of Common Stock of ART beneficially owned by Chambers Medical Foundation and the percentage which those shares are of the outstanding Common stock of ART are as follows:

(a)	Chambers Medical Foundation 288,484 10.8%
(b)	Chambers Medical Foundation has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.
(c)	The following transactions in Common Stock of ART were effected by Chambers Medical Foundation since the last Schedule 13D filing:

Date	Amount of Securities	Price/Share	Where and How Effected
12/05/06	31,010	$27.0726	Sold on Open Market
12/06/06	18,990	$26.6571	Sold on Open Market
12/08/06	12,500	26.6968	Sold on Open Market

CUSIP No. 042698308	SCHEDULE 13D	PAGES 5 OF 5

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Chambers Medical Foundation does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

CHAMBERS MEDICAL FOUNDATION

Date: March 8, 2007	By:	/s/ Edwin K. Hunter, Trustee

Edwin K. Hunter, Trustee